                                                                      Exhibit 99
C-PHONE CORPORATION

CONTACT:
Lois Whitman               Tina Jacobs, Exec. VP, COO   J. Desmond Towey & Bob Schu
HWH Public Relations       C-Phone Corporation           Desmond Towey & Associates
(212) 355-5049             (910) 395-6100               (212) 888-7600
(212) 593-0065 Fax         (910) 395-6108 Fax           (212) 888-7686 Fax
75472.3040@compuserve.com  cphone@cphone.com            destowey@aol.com



                     C-PHONE INTRODUCES TELEPHONE, BY TELEVISION

TV "Set-Top Box Allows Telephone Callers to See Each Other on Their Television Sets

WILMINGTON, NC--- (January 8, 1997)---C-Phone Corporation (NASDAQ: CFON) introduces C-Phone Home, a revolutionary new TV "Set-Top Box" video system for the home which gives people the opportunity to see friends and family on their TV set during a telephone call to anywhere in the world. This technology was developed and is manufactured by the C-Phone Corporation. It will be introduced during the Consumer Electronics Show (CES) at the Sands Expo & Convention Center in Las Vegas, January 9-12, 1997, booth #21235.

"C-Phone Home will finally and forever change the way people use telephones," said Daniel Flohr, Chairman and CEO of C-Phone Corporation. "The system allows the caller and receiver to see each other on their C-Phone Home equipped TV sets while they are connected to each other over their standard telephone lines. C-Phone Home brings together people, who live in different cities and countries via visual interaction that his until now been unavailable to the average person."

"For example" he continued, "grandparents want to see their grandchildren as they grow up, parents want to see their college kids, and working parents want to see their children in day care. It is all now possible, just by turning on a TV set."

C-Phone Home is self-contained TV "Set-Top Box" operated by a wireless remote control and microphone. With the TV set turned on, a video call can be speed dialed or answered via the C-Phone Home handheld remote control by pushing just one or two buttons. It uses any standard TV set to present the audio and video of the person being called. Easy-to-use on-screen text menus allow the user to operate the system.

The system connects to a TV just like a VCR. Phone calls are handled by setting the TV to channel 3 or 4. The TV's auxiliary jacks and Picture-in-Picture (PIP) can be used as well. Any standard phone line is connected to C-Phone Home just as if it were an extension phone, answering machine or fax machine.

C-Phone Home is approximately the size and shape of a cable TV converter box. C-Phone Home has a suggested retail price of $349.95 plus a monthly video network subscription fee of $19.95. C-Phone

Corporation will start shipping the C-Phone Home unit to consumer electronic stores nationwide over the next few months.

C-Phone Corporation is a North Carolina based video conferencing system manufacturer. The Company has gained recognition as an innovator and provider of scalable, flexible, practical and easy-to-use PC-based video conferencing products to a broad range of industries.

                                   ###

C-Phone Corporation, 6714 Netherlands Drive, Wilmington, NC 28405
Phone: (910) 395-6100
Fax: (910) 395-6108
Video: (910) 772-9146 (Bonding to 6 B, 384Kb)
Email: cphone@cphone.com

European Distributor:
C-Phone Europe, B.V., Ir. D.S. Tuynmanweg 10, 4131 PN Vianen, The Netherlands 011-31-347-366-344
Fax: 011-31-347-366-343
Video: 011-31-347-322-802 (Bonding to 6B, 384Kb)
Email: C-Phone Europe

Products mentioned herein may be trademarks and/or registered trademarks of their respective companies.